SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15 (d) of the
                       Securities and Exchange Act of 1934

           For the period from December 31, 2000 to December 30, 2001


       A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                  ELDEC CORPORATION AND INTERPOINT CORPORATION
                              DEFERRED INCOME PLAN


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CRANE CO.
                            100 First Stamford Place
                           Stamford, Connecticut 06902

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

TABLE OF CONTENTS

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:
Statements of Net Assets Available for
         Benefits                                                             2
Statements of Changes in Net Assets
         Available for Benefits                                               3

Notes to Financial Statements                                                 4


SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 30, 2001

Schedule of assets held for investment                                       14

INDEPENDENT AUDITORS' REPORT

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN:

We have audited the accompanying statements of net assets available for benefits of ELDEC Corporation and Interpoint Corporation Deferred Income Plan (the Plan) as of December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets held for investment purposes as of December 30, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Seattle, Washington
June 2, 2002
                                        1
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ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 2000 AND DECEMBER 30, 2001
                                                           2000                          2001
ASSETS

INVESTMENTS, AT FAIR VALUE (Note 2):
Mutual funds                                              41,758,383               34,852,663
Common and collective funds                                6,323,426                8,894,407
Common stock                                               6,865,339                6,987,315
Participant notes receivable                               1,786,260                1,625,285
                           Total investments              56,733,408               52,359,670







NET ASSETS AVAILABLE FOR BENEFITS                         56,733,408               52,359,670



See notes to financial statements.


                                        2
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ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR THE YEAR ENDED DECEMBER 30,2000 AND DECEMBER 30, 2001
------------------------------------------------------------------------------- ------------------------ ---------------------------
                                                                     2000                    2001
CONTRIBUTIONS:
Employee                                                            $3,829,393               $3,875,107
Employer (Crane Co. Stock Fund)                                      1,171,288                1,182,433
Rollovers                                                              141,680                   22,536
     Total contributions                                             5,142,361                5,080,076

EARNINGS (LOSS) ON INVESTMENTS:
Interest and dividends                                                 530,050                  472,052
Net realized and unrealized appreciation/(depreciation) of
investments                                                        (2,924,463)              (5,202,668)
     Total gain/(loss) on investments                              (2,394,413)              (4,730,616)

DISTRIBUTIONS TO PARTICIPANTS                                      (6,538,716)              (4,723,198)


NET INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                   (3,790,768)              (4,373,738)

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of period                                                60,524,176               56,733,408

NET ASSETS AVAILABLE FOR BENEFITS
 End of period                                                     $56,733,408              $52,359,670



See notes to financial statements.

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

Notes to Financial Statements For the Year Ended December 30, 2001 and December 30, 2000
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN
The following description of the Eldec Corporation and Interpoint Corporation Deferred Income Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information regarding the Plan's provisions.

     General: The Plan is a defined contribution plan covering substantially all employees of Eldec Corporation and Interpoint Corporation (collectively, the Corporation). The Corporation is a wholly-owned subsidiary of Crane Co. The Plan is subject to the terms of the Employee Retirement Income Security Act of 1974 (ERISA).

     Eligibility: All employees of the Corporation are eligible upon their hire date.

     Contributions: Participants can elect to contribute and defer between 1% and 17% of pretax annual compensation as defined by the Plan. Such employee contributions may not exceed the maximum allowable contribution under IRC regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Corporation matches 50% of each participant's contribution, up to 6% of the participant's salary, made in the form of common stock of Crane Co.

     Participant accounts: Each participant's account is credited with the participant's contributions and allocations of the Corporation's matching contribution and Plan earnings and charged with an allocation of management fees not paid by the Corporation.

     Vesting:  A  participant's   deferred  income   contribution   account  and
     Corporation matching contributions are 100% vested and nonforfeitable at all times.

Participant notes receivable: Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms, subject to approval by the Administrative Committee (the Committee), range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The fixed rate of interest will be equal to the Wall Street Journal prime lending rate 15 days prior to the end of each quarter plus one percent per annum.
                                        4

     Payment of benefits: Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant's account balance. If the participant's account balance is greater than $5,000, the participant may elect to defer the withdrawal until reaching the age of 70-1/2.

     Plan termination: Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, the Plan's assets will be liquidated by the Trustee and distributed to participants.

     Plan expenses:  Administrative expenses are paid by the Plan Sponsor.

     Tax Status: The Internal Revenue Service has determined and informed the Corporation, by a letter dated May 5, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter and the Plan Administrator filed for a new determination letter in late 2001. The Plan Administrator believes the Plan, as amended and restated, is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded.

Investment Funds: Plan participants may direct investment of their accounts in any of several options in such increments and at such times as designated by the Investment Committee appointed by the Crane Co. Board of Directors except for the New Match Account. All employer matching contributions are used to purchase Crane Co. Stock and become part of the New Match Account. The plan contains a New Match diversification provision for qualified participants. A Qualified Participant who has attained age fifty-five (55) and has completed at least ten
(10) years of participation in the Plan shall be permitted to direct the Plan as to the investment of an aggregate total of twenty-five percent (25%) of the value of his Account balance attributable to Company Stock, incrementally or in total, during a Qualified Election Period. During the last Plan Year in the Participant's Qualified Election Period or no later than 90 days after its close, a Qualified Participant may direct the Plan as to the investment of an aggregate of fifty percent (50%) of such Account balance (including amounts previously directed).


      The investment options available for as of December 30, 2001 are as follows:

     Wells Fargo Stable Value Fund This Fund is an actively managed diversified portfolio of assets issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies. Examples of assets include: traditional book value contracts such as guaranteed investment contracts (GICs), bank investment contracts (BICs), GIC alternatives, corporate bonds, U.S. Treasury/Agency Securities (for enhanced liquidity), mortgage related securities and Asset Backed Securities.

     AIM Balanced Fund Class A This fund seeks total return consistent with preservation of capital. The fund normally invests between 30% and 70% of assets in equities, and the balance in investment-grade fixed-income securities. The fixed-income portion may include U.S. government obligations, mortgage- or asset-backed securities, and corporate debt. The fund may invest up to 10% of assets in bonds rated below investment-grade and up to 20% of assets in foreign securities.

     Prudential Stock Index Fund Class I This fund seeks to mirror the returns of the S&P 500 index. The fund normally invests at least 80% of its assets in securities included in the S&P 500 index according to each security's weighting in the index. Management attempts to achieve a performance correlation with the S&P 500 of 0.95 irrespective of expenses. The fund may invest in derivatives.

     Prudential Jennison Growth Fund Class Z This fund seeks long-term growth of capital and normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The subadvisor seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

     Mutual Qualified Fund A This fund seeks capital appreciation; income is secondary. The fund invests primarily in common and preferred stocks, and debt of any credit quality. It may also invest up to 50% of assets in companies involved in prospective mergers, consolidations, liquidations, reorganizations, or other special situations.

     Fidelity Advisor Dividend Growth T This fund seeks capital appreciation and primarily invests in common stocks. It normally invests at least 65% of assets in companies that the adviser believes have either the potential for dividend growth or commencing dividends, if none are currently paid. It may invest in securities of either domestic or foreign issuers. The fund may invest in either growth stocks or value stocks or both. (This fund added in
     2001)

     Prudential Small Company Value Fund Class Z This fund seeks capital growth and invests primarily in common stocks selected for their low valuations relative to the companies' earnings, assets, cash flow, and dividends. Although the fund may invest in companies of any size, it typically focuses on companies with market capitalizations of less than $1.5 billion.

     Putnam International Growth Fund Class A This fund is a mutual fund which seeks capital appreciation by investing at least 65% of its assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes is undervalued. The fund may invest in both developed and emerging markets. It may also engage in various hedging strategies.

     Crane Co. Stock Fund  Investments in common stock of Crane Co.

     Huttig Stock Fund Investments in common stock of Huttig Building Products Inc. (Huttig). This company was previously a wholly-owned subsidiary of Crane Co. which was subsequently spun off from Crane Co. in 1999 through an initial public offering.

Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 30, 2000 and 2001:

                                                           2000                          2001
Wells Fargo Bank Stable Value Fund                      6,323,211                      8,894,193
AIM Balanced Fund Class A                               5,549,078                      3,930,392
Prudential Stock Index Fund Class I                     7,941,022                      6,585,627
Prudential Jennison Growth Fund Class Z                19,696,769                     14,626,833
Prudential Small Company Value Fund Class Z             4,179,551                      5,028,842
Putnam International Growth Fund Class A                3,932,491                      3,208,197
Crane Co. Stock Fund*                                   6,714,683                      6,796,624

*Fund includes non-participant directed amounts.

During 2001, the Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,202,668 as follows:
                                                       2001
Mutual Funds                                       $(5,020,058)
Common and Collective Funds                            441,975
Common Stocks                                         (624,585)*

                                                    ===========
                                                   $(5,202,668)


2. SUMMARY OF ACCOUNTING POLICIES


     Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment valuation: Investments are stated at fair value based on quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis with the cost basis of securities sold determined by specific identification.

     Dividend income, interest income and realized gains and losses from investments are recorded as earned on a accrual basis. The dividend income, interest income and realized gains and losses are allocated to participant accounts daily on a cash basis based upon each participant's proportionate share of assets in each fund. Unrealized gains and losses are allocated to participants daily based on the participant's proportionate share of assets in each fund.

     Benefit payments:  Benefits are recorded when paid.

     Adminstrative expenses: Costs of administering the Plan are paid by the Company.

     Recently issued accounting standards: Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan adopted SFAS No. 133 effective Janaury 1, 2001, which did not have a significant impact on the Plan's financial position.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

3. Nonparticipant-Directed Investments
     Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments during the year ended December 31, 2001 is as follows:


Balance at 12/31/00                           $5,198,643
Contributions                                  1,182,433
Dividends                                         80,253
Net appreciation/(depreciation)                 (563,026)
Distributions                                   (397,178)
                                             ------------
Balance at 12/31/01                           $5,501,125
                                             ============


4. PARTIES-IN-INTEREST
   The Plan has investments and transactions with parties-in-interest, those parties being Crane Co., Huttig, and participants with loan balances.

   In addition, certain plan investments are shares of mutual funds managed by Prudential Financial. Prudential Financial is the trustee as defined by the plan, and, therefore, transactions qualify as party-in-interest.

                                    SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         ADMINISTRATIVE COMMITTEE OF THE
                  ELDEC Corporation and Interpoint Corporation
                              Deferred Income PLAN

                                   D.J. Robinson
                                   D.J. Robinson
                                   David Neils
                                   David Neils

                                   Linda Wood
                                   Linda Wood

Lynnwood, WA
June 27, 2002

                ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                DECEMBER 30, 2001


Issuer                              Description                             Shares              Current Value
Collective Funds:
Wells Fargo Bank,N.A.               Prudential Stable Fund                  285,871                  8,894,193
The Prudential Insurance *          AP Fund                                                                214

Mutual Funds:
Prudential Mutual Funds *           Pru Small Company Fund Z                306,824                  5,028,842
Prudential Mutual Funds*            Pru Stock Index Fund I                  254,862                  6,585,627
Prudential Mutual Funds*            Pru Jennison Growth Fund Z              969,949                 14,626,833
Mutual Qualified Income A           Mutual Qualified Income A                57,361                    945,301
Putnam International Growth A       Putnam International Growth A           162,493                  3,208,197
AIM Balanced Fund A                 AIM Balanced Fund A                     151,053                  3,930,392
Fidelity Adv Dividend Growth        Fidelity Adv Dividend Growth             44,701                    527,471

Other:
Crane Co. Company Stock*            Crane Co. Company Stock                 265,079                  6,796,624
Huttig Company Stock*               Huttig Company Stock                     31,261                    190,691
Participant notes receivable                7.5%- 11%                                                1,625,285
                                                                                                   -----------
                                                                                                    52,359,670
                                                                                                  ------------
                                                                                                  ------------
*Represents a party-in-interest to the plan.
